Exhibit 99.1

news release
Encana and PetroChina end
Cutbank Ridge joint venture negotiations
Encana to initiate a broad-based marketing of portions of its undeveloped Montney resources and midstream assets in Cutbank Ridge
Calgary, Alberta (June 21, 2011) — Encana Corporation (TSX, NYSE: ECA) and PetroChina International Investment Company, a subsidiary of PetroChina Company Limited, have ended negotiations for a proposed joint venture concerning Encana’s Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction, including the joint operating agreement.
“After close to a year of exclusive negotiations with PetroChina, we were unable to reach alignment on the planned transaction. The disciplined and determined process we undertook on this one initiative in our multi-faceted and ongoing joint-venture strategy has gone a long way to demonstrate the tremendous value that we have created at Cutbank Ridge and it validates our plans to accelerate recognition of that value. As such, we have determined that the best way for us to advance our plans to unlock value from our Cutbank Ridge business assets is to offer up a variety of joint venture opportunities for portions of the undeveloped resources, and, separately, to examine a transaction with respect to our midstream pipeline and processing assets in the area. Each of these opportunities has the potential for strong long-term growth and value generation. We have an accomplished history of realizing significant value from our enormous resource potential through competitive processes that secure premium joint venture partners. We have retained RBC Capital Markets and Jefferies & Company, Inc. to conduct this process and we look forward to discussing these very attractive opportunities with an array of potential investors in the upcoming months,” said Randy Eresman, Encana’s President & Chief Executive Officer.
Horn River and Greater Sierra joint venture discussions well underway
In April 2011, Encana announced plans seeking investors in two joint ventures on Encana assets outside Cutbank Ridge in northeast British Columbia, one on undeveloped Horn River shale lands and one in the company’s Greater Sierra resource play. Discussions are well underway on these potential transactions as well as a potential divestiture of producing assets in the northern portion of Greater Sierra. Encana expects that these transactions, plus other divestitures and joint venture pursuits that the company has initiated, will generate 2011 proceeds and joint venture investments of between US$1 billion and $2 billion, a level that exceeds Encana’s net divestiture target for 2011 of $500 million to $1 billion. That estimate for higher 2011 divestiture and joint venture proceeds does not include any potential investments in Encana’s Cutbank Ridge undeveloped resources and associated midstream assets. To reflect this increase, Encana has updated its 2011 guidance for net divestitures to between $1 billion and $2 billion. All other components of Encana’s guidance remain unchanged.
Encana on track for 2011
“As we look ahead to the rest of this year, our strong operating performance in the first half of this year and our prudent risk management measures mean that we remain on track to achieve our 2011 production and financial guidance. We expect future natural gas prices to reflect the forward price curve, and, over time, to return to a long-term level of about $6 per thousand cubic feet (Mcf), which we believe reflects the cost of adding new supply. Across Encana, we are relentlessly focused on driving down supply costs, which this year we expect to average about $3.70 per Mcf. Over the next three to five years, we are targeting a supply cost of $3 per Mcf, based on 2011 cost structures. These low cost structures, combined with our continued emphasis on capital discipline and the high grading of our portfolio, help us maximize margins and maintain a healthy balance sheet through the lower end of the price cycle — a market condition that has persisted in North America during the past two years,” Eresman said.

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: potential transactions involving Cutbank Ridge and midstream and processing assets; potential transactions relating to Horn River shale lands and Greater Sierra, including potential divestitures of producing assets in northern portion of Greater Sierra; expectation to generate proceeds of between US$1 billion and $2 billion from foregoing transactions and other joint venture initiatives; company’s ability to meet 2011 production and financial guidance targets; anticipated supply costs, including in 2011 and in the next three to five years; and expected long-term price of natural gas. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with others or successfully divest particular assets; the risk that the potential benefits of these transactions will not be realized; the risk that the company is unable to meet the targets in its 2011 guidance; the risk that the company is unable to maintain its 2011 cost structures; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years or longer, are based upon numerous facts and assumptions, including a projected capital program averaging approximately $6 billion per year that underlies the long-range plan of Encana, which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage well completions and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends.

In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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